BB

SEC MAIL PROC. RECEIVED FEB 28 2002 352 SECTION

SECUR 02021354 IMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 38994

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Peacock, Hislop, Staley & Given, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2999 North 44th Street, Suite 100
(No. and Street)

Phoenix (City) Arizona (State) 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Miller (602) 952-6800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Miller Wagner & Company, PLLC
(Name — *if individual, state last, first, middle name*)

3101 N. Central Ave., Suite 300 (Address) Phoenix (City) AZ (State) 85012 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/02
S.S

OATH OR AFFIRMATION

I, Thomas R. Hislop, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Peacock, Hislop, Staley & Given, Inc., as of March 31, 1997, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Executive Officer
Title

Notary Public

OFFICIAL SEAL
JOLENE A. SONNIER
Notary Public - State of Arizona
MARICOPA COUNTY
My Comm. Expires Feb. 28, 2004

This report contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(N/A)	(c)	Statement of Operations.
(N/A)	(d)	Statement of Cash Flows.
(N/A)	(e)	Statement of Changes in Shareholders' Equity.
(N/A)	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(N/A)	(g)	Computation of Net Capital.
(N/A)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(N/A)	(i)	Information Relating to the Possession of control Requirements Under Rule 15c3-3.
(N/A)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(N/A)	(k)	A Reconciliation between the audited and unaudited Statements of Financial Conditions with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
(N/A)	(m)	A copy of the SIPC Supplemental Report.
(N/A)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(N/A)	(o)	Independent Public Accountants' Supplementary Report on Internal Accounting Controls.
(N/A)	(p)	Independent Public Accountants' Report on the SIPC Annual Assessment Required by SEC Rule 17a-5.

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF FINANCIAL CONDITION

Year Ended December 31, 2001

Miller Wagner & Company, PLLC

Certified
Public
Accountants

3101 North
Central Avenue
Suite 300
Phoenix AZ
85012 2638

602 264 6835

FAX
602 265 7631

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Peacock, Hislop, Staley & Given, Inc.

We have audited the accompanying statement of financial condition of

PEACOCK, HISLOP, STALEY & GIVEN, INC.

at December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the *Company's* management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of ***Peacock, Hislop, Staley & Given, Inc.*** at December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Miller Wagner + Company, PLLC

February 1, 2002
Phoenix, Arizona

PEACOCK, HISLOP, STALEY & GIVEN, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash and cash equivalents	$ 310,926
Receivables:	
Receivables from clearing broker	330,494
Commissions and fees from customers	200,737
Other receivables	255,545
Securities owned:	
Marketable, at market value	5,629,009
Not readily marketable, at cost	135,900
Prepaid expenses and deposits	40,368
Employee notes receivable	35,000
Property and equipment, less accumulated depreciation	259,087
TOTAL ASSETS	$ 7,197,066

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$ 240,219
Payable to clearing broker	3,666,546
Securities sold, but not yet purchased	158,283
Accrued expenses	245,107
Accrued payroll taxes	234,768
Deferred rent	246,037
Deferred revenue	40,900
Long-term debt	40,390
TOTAL LIABILITIES	4,872,250
Commitments	
Stockholder's equity	
Common stock, no par, authorized 1,000,000 shares, issued and outstanding 119,364 shares	119,364
Additional paid-in capital	1,195,155
Retained earnings	1,010,297
TOTAL STOCKHOLDER'S EQUITY	2,324,816
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 7,197,066

See Accompanying Notes to Financial Statements

(1) Company operations and summary of significant accounting policies

Company operations - ***Peacock, Hislop, Staley & Given, Inc.*** (the "*Company*") is incorporated in the state of Arizona. The *Company* is a full service broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of both the National Association of Security Dealers, Inc. (NASD) and Securities Investors Protection Corporation (SIPC). The *Company* also offers underwriting services for municipal debt securities and corporate debt and equity securities. The *Company* is headquartered in Phoenix, Arizona and provides services to customers throughout the United States.

The significant accounting policies followed by the *Company* are as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

Cash and cash equivalents - Cash includes cash and may, at times, include cash equivalents, which consist of highly liquid financial instruments purchased with original maturities of three month s or less.

Securities transactions - Securities transactions of the *Company* and commission income and expense are recorded on a trade date basis. Securities owned are valued at market value.

Property and equipment - Property and equipment is carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of five to seven years. Depreciation is computed using accelerated methods for income tax purposes. Repairs and maintenance are charged to expense and renewals and betterments are capitalized.

Investment banking - Investment banking revenues include gains, losses, and fees (net of syndicate expenses) arising from securities offerings in which the *Company* acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger and acquisition, and financial restructuring advisory services. Investment banking management fees are recorded on trade date, sales concessions on trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Income taxes - The *Company* has elected, by consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the *Company* generally does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on the *Company's* taxable income.

(2) Net capital requirements

The *Company* is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15.0 to 1.0. At December 31, 2001, the *Company* had net capital of $953,295, which was $703,295 in excess of its minimum required net capital. The aggregate indebtedness to net capital ratio was 1.10 to 1.0.

PEACOCK, HISLOP, STALEY & GIVEN, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2001

(3) Securities owned and securities sold, but not yet purchased

Marketable securities owned and securities sold, but not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned Marketable	Owned, Not Readily Marketable	Sold, But Not Yet Purchased
State and municipal obligations	$ 2,867,422	$ -	$ -
Unit investment trusts	1,273,742	-	61,762
Equity securities	766,610	-	66,720
Corporate bonds and notes	721,235	-	29,801
Firm account	-	124,100	-
Investment account – not readily marketable	-	11,800	-
Total securities owned and securities sold, but not yet purchased	$ 5,629,009	$ 135,900	$ 158,283

Securities not readily marketable include securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the *Company*. Such securities are recorded at cost.

(4) Property and equipment

Property and equipment consists of:

Cost:	
Equipment	$ 269,254
Computer equipment	247,216
Furniture	182,932
Leasehold improvements	122,713
Computer software	93,714
Automobiles	64,666
Total cost	980,495
Accumulated depreciation and amortization	(721,408)
Net property and equipment	$ 259,087

Depreciation and amortization expense charged to operations was $71,697 for the year.

(5) Long term debt

Long-term debt consists of a note payable to a finance company, collateralized by an automobile, payable in monthly installments of $804 including interest at 5.99%, maturing in November 2006.

Annual maturities of long-term debt outstanding at December 31, 2001 are as follows:

Years Ending December 31,	
2002	$ 7,427
2003	7,884
2004	8,370
2005	8,886
2006	7,823
Total annual maturities	$ 40,390

(6) Profit sharing plan

The *Company* has a profit sharing plan covering substantially all of its employees under which the *Company* may make annual contributions. During the year the *Company* contributed $537,540 to the plan, of which $195,713 is included in accrued expenses in the accompanying statement of financial position.

(7) Leases

The *Company* leases its office facilities and office equipment under operating lease agreements that expire at various times from February 2002 through February 2005. Future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year are:

Years Ending December 31,	
2002	$ 628,157
2003	620,430
2004	594,755
2005	92,474
Total minimum future rental payments	$ 1,935,816

No renewal options are provided for in the leases. In the normal course of business, operating leases are generally renewed or replaced by other leases. Total rental expense under operating leases with a term in excess of one month was $541,164 for the year.

The *Company* accounts for rent expense for the office space on a straight-line basis over the lease term. Differences between the amounts paid and amounts expensed are accounted for as deferred rent in the accompanying statement of financial position. In addition, upon execution of the lease in 1999, the *Company* received $301,800, which will be used to reduce future lease payments and is included in deferred rent.

(8) Stock options

The *Company* has a stock option agreement with one employee. The option price is based on the book value of the *Company* as of the month ended immediately prior to the date of exercise, as defined in the stock option grant agreement. A total of 1,650 options were exercised during the year ended December 31, 2000. The employee has remaining options to purchase 1,713 shares of stock of the *Company*.

(9) Concentrations of credit risk

The *Company* has its customers' transactions cleared through a clearing organization pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing organization may expose the *Company* to risk and potential loss. The *Company* utilizes a clearing organization that is highly capitalized and is a member of major securities exchanges.

Cash deposits with banks potentially subject the *Company* to concentrations of credit risk. The *Company* places its cash deposits with quality financial institutions and generally, by policy, limits the amount of credit exposure in any one financial institution to the amount of Federal Deposit Insurance Corporation (FDIC) coverage of $100,000. At December 31, 2001 the *Company* had approximately $588,000 in excess of the FDIC coverage on deposit at a single financial institution. The *Company* does not anticipate nonperformance by the financial institution.